Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-193624

Supplementing the Preliminary Prospectus

Supplement Dated January 29, 2014

(To Prospectus dated January 29, 2014)

PRICING TERM SHEET

DATED JANUARY 29, 2014

FLUIDIGM CORPORATION

$175,000,000

2.75% CONVERTIBLE SENIOR NOTES DUE 2034

The information in this pricing term sheet supplements Fluidigm Corporation’s preliminary prospectus supplement, dated January 29, 2014 relating to the Convertible Senior Notes offering, including the documents incorporated by reference therein, and the accompanying prospectus dated January 29, 2014, each filed with the Securities and Exchange Commission, and supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement. In all other respects, this term sheet is qualified in its entirety by reference to the preliminary prospectus supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the preliminary prospectus supplement.

Issuer:	Fluidigm Corporation

Exchange/Symbol for the Issuer’s Common Stock:	NASDAQ: FLDM

Title of Securities:	2.75% Convertible Senior Notes due 2034 (the “Notes”)

Aggregate Principal Amount Offered:	$175,000,000 aggregate principal amount of Notes (plus up to an additional $26,250,000 aggregate principal amount at the underwriter’s option to cover overallotments)

Maturity Date:	February 1, 2034, unless earlier redeemed, repurchased or converted

Issue Price:	100% plus accrued interest, if any, from February 4, 2014

Interest Rate:	2.75% per year, accruing from February 4, 2014

Interest Payment Dates:	February 1 and August 1, beginning August 1, 2014

Closing Sale Price:	$39.96 per share of the Issuer’s common stock on the NASDAQ on the Pricing Date

Conversion Premium:	Approximately 40% above the Closing Sale Price

Initial Conversion Rate:	17.8750 shares of the Issuer’s common stock per $1,000 principal amount of the Notes

Initial Conversion Price:	Approximately $55.94 per share of the Issuer’s common stock

Net proceeds to Issuer after Underwriter’s Discount and before Expenses:	$169.75 million

Pricing Date:	January 29, 2014

Trade Date:	January 30, 2014

Closing Date:	February 4, 2014

Settlement:	DTC

CUSIP:	34385P AA6

ISIN:	US34385PAA66

Sole Underwriter:	Piper Jaffray & Co.

Adjustment to Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or a Notice of Provisional Redemption:

If the effective date of a fundamental change (determined after giving effect to any exemptions or exclusions from such definition but without giving effect to the proviso in clause (2) of the definition thereof) occurs prior to February 6, 2021 (a “make-whole fundamental change”) or upon issuance of a Notice of Provisional Redemption, the conversion rate for any Notes converted in connection with such events will, in certain circumstances and for a limited period of time, be increased by a number of additional shares of our common stock. See “Description of Notes – Adjustment to Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or a Notice of Provisional Redemption” in the preliminary prospectus supplement.

The following table sets forth the number of additional shares by which the conversion rate for each $1,000 principal amount of Notes shall be increased based on the stock price and the effective date:

	Stock Price
Effective Date	$39.96	$45.00	$50.00	$60.00	$75.00	$90.00	$105.00	$120.00	$135.00	$150.00	$165.00	$180.00
February 4, 2014	7.1499	5.9858	5.1118	3.8985	2.8225	2.1927	1.7886	1.5108	1.3093	1.1568	1.0375	0.9414
February 6, 2015	7.1499	5.6438	4.7580	3.5500	2.5103	1.9212	1.5531	1.3052	1.1279	0.9951	0.8919	0.8093
February 6, 2016	7.1499	5.2947	4.3894	3.1817	2.1804	1.6370	1.3090	1.0938	0.9426	0.8307	0.7445	0.6758
February 6, 2017	7.1499	4.9818	4.0358	2.8082	1.8408	1.3464	1.0622	0.8821	0.7584	0.6683	0.5992	0.5444
February 6, 2018	7.1499	4.7156	3.6942	2.4163	1.4801	1.0432	0.8095	0.6684	0.5743	0.5066	0.4550	0.4141
February 6, 2019	7.1499	4.4793	3.3258	1.9567	1.0676	0.7130	0.5442	0.4488	0.3869	0.3426	0.3088	0.2817
February 6, 2020	7.1499	4.2587	2.8458	1.3148	0.5627	0.3508	0.2680	0.2241	0.1955	0.1745	0.1581	0.1447
February 6, 2021	7.1499	4.2587	2.1250	0.1553	0.0001	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case if the stock price is:

•	between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

•	in excess of $180.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased; and

•	less than $39.96 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased.

Notwithstanding anything in the indenture to the contrary, we may not increase the conversion rate to more than 25.0250 shares per $1,000 principal amount of Notes pursuant to the events described in this section, though we will adjust such number of shares for the same events for which we must adjust the conversion rate as described in the preliminary prospectus supplement under “– Conversion of Notes – Conversion Rate Adjustments.”

This communication is intended for the sole use of the person to whom it is provided by the sender. This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of the Notes or the offering. This communication does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer has filed a registration statement (including the preliminary prospectus supplement dated January 29, 2014 and an accompanying prospectus dated January 29, 2014) with the Securities and Exchange Commission (the “SEC”), for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement with respect to the Notes, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402 or by telephone at 800-747-3924 or by email at prospectus@pjc.com.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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